===============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                             ------------------

                               SCHEDULE 14D-9
                               (RULE 14D-101)

        SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 2)
                             ------------------

                     CHAMPION INTERNATIONAL CORPORATION
                         (Name of Subject Company)

                     CHAMPION INTERNATIONAL CORPORATION
                    (Name of Person(s) Filing Statement)

                   COMMON STOCK, PAR VALUE $.50 PER SHARE
                       (Title of Class of Securities)

                                 158525105
                   (CUSIP Number of Class of Securities)
                             ------------------

                           STEPHEN B. BROWN, ESQ.
                 SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                     CHAMPION INTERNATIONAL CORPORATION
                             ONE CHAMPION PLAZA
                        STAMFORD, CONNECTICUT 06921
                               (203) 358-7000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                              WITH A COPY TO:

                            BLAINE V. FOGG, ESQ.
                            JOSEPH A. COCO, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             FOUR TIMES SQUARE
                          NEW YORK, NEW YORK 10036
                               (212) 735-3000

[ ]   CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
      COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

===============================================================================

            This Amendment No. 2 ("Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), initially filed with the Securities and Exchange Commission on May 19, 2000, by Champion International Corporation, a New York corporation ("Champion"), relating to the offer by International Paper Company, a New York corporation ("International Paper"), through its wholly owned subsidiary, Condor Acquisition Corporation, a New York corporation (the "Purchaser"), to exchange each outstanding share of common stock, par value $.50 per share (the "Common Stock") of Champion, including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), for (i) $50 net to the seller in cash and (ii) $25 of International Paper common stock (subject to adjustment). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-9.

ITEM 8.     ADDITIONAL INFORMATION.

      (e) All of the information in the Prospectus included in Amendment No. 2 to the Registration Statement on Form S-4 of International Paper relating to shares of its common stock to be issued in the Offer and the Merger is hereby incorporated by reference.

ITEM 9.     EXHIBITS.

      Item 9 of the Schedule 14D-9 is hereby amended by addition of the following exhibits:

Exhibit No.       Description
-----------       -----------

(a)(8) Exchange Offer Prospectus relating to International Paper's shares of common stock to be issued in the Offer and the Merger (incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-4 of International Paper, filed on June 9, 2000).


                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       CHAMPION INTERNATIONAL CORPORATION


                                       By:  /s/ Stephen B. Brown
                                            --------------------------------
                                       Name:  Stephen B. Brown
                                       Title: Senior Vice President and General
                                              Counsel



                                 EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

(a)(8) Exchange Offer Prospectus relating to International Paper's shares of common stock to be issued in the Offer and the Merger (incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-4 of International Paper, filed on June 9, 2000).